Filed Pursuant to Rule 433

Registration No. 333-233119

Pricing Term Sheet

February 17, 2021

Issuer:	American Honda Finance Corporation

Security:	Floating Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A3 (negative outlook) Standard & Poor’s Ratings Services: A- (negative outlook)

CUSIP/ISIN:	02665WDV0 / US02665WDV00

Trade Date:	February 17, 2021

Original Issue Date:

February 22, 2021 (T+3)

Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Stated Maturity Date:	February 22, 2023

Principal Amount:	$500,000,000

Interest Category:	Regular Floating Rate Note

Interest Rate Basis:	LIBOR

Designated LIBOR Page:	Reuters Page LIBOR01

Index Maturity:	3 Month

Initial Interest Rate:	The initial interest rate will be based on 3 Month LIBOR determined on February 18, 2021 plus the Spread, accruing from February 22, 2021

Initial Interest Reset Date:	May 22, 2021

Interest Reset Dates:	Each Interest Payment Date

Interest Determination Date:	The second London Banking Day preceding each Interest Reset Date

Interest Payment Frequency:	Quarterly

Interest Payment Dates:	Each February 22, May 22, August 22 and November 22, beginning on May 22, 2021, and on the Stated Maturity Date

Spread:	+15 bps

Designated LIBOR Currency:	U.S. dollars

Price to Public:	100.000%

Commission:	0.080%

Net Proceeds to Issuer:	99.920% / $499,600,000

Day Count Convention:	Actual/360

Business Day Convention:	Modified Following (adjusted); provided, however, if the Stated Maturity Date falls on a day that is not a Business Day, the payment of principal and interest that is due on the Stated Maturity Date will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity Date to the date of that payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent:	Deutsche Bank Trust Company Americas

Business Days:	New York and London

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. TD Securities (USA) LLC

DTC Number:	573

*A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

This term sheet supplements the prospectus supplement dated August 8, 2019 and the related prospectus dated August 8, 2019; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or TD Securities (USA) LLC toll-free at 1-855-495-9846.

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and the potential phasing out of LIBOR may adversely affect the value of the Notes.

LIBOR is the subject of ongoing national and international regulatory guidance and proposals for reform. These reforms or actions by the British Bankers’ Association in connection with the investigations into whether banks have been manipulating or attempting to manipulate LIBOR, may cause LIBOR to perform differently than in the past, or have other consequences which cannot be predicted. For example, on July 27, 2017 and in a subsequent speech on July 12, 2018, the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, stated that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. On December 4, 2020, ICE Benchmark Administration, the administrator of LIBOR, published a consultation regarding its intention to continue publication of U.S. dollar LIBOR rates for overnight and one-, three-, six- and 12-month tenors through June 30, 2023, which is before the maturity date of the Notes, at which time the LIBOR administrator indicated that it intends to cease publication of U.S. dollar LIBOR. The FCA and other regulators have stated that they welcome the LIBOR administrator’s action. Although the foregoing may provide some sense of timing, there is no assurance that LIBOR, of any particular currency and tenor, will continue to be published until any particular date. It is not possible to predict whether, and to what extent, panel banks will continue to provide LIBOR submissions to the administrator of LIBOR going forward or whether any additional reforms to LIBOR may be enacted. This may cause LIBOR to perform differently than it did in the past.

Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee sponsored by the Federal Reserve Board and the Federal Reserve Bank of New York. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom, in the United States or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates, the replacement or disappearance of LIBOR or other reforms may adversely affect the liquidity, value of and the return on LIBOR based securities, including the Notes.

Investors should be aware that if the Issuer determines that LIBOR has been permanently discontinued or is no longer viewed as an acceptable benchmark rate in accordance with accepted market practice for debt obligations such as the Notes, the calculation agent will use, as a substitute for LIBOR (the “Alternative Rate”) and for each future Interest Determination Date, the alternative reference rate selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice. As part of such substitution, the calculation agent will, after consultation with the Issuer, make such adjustments (“Adjustments”) to the Alternative Rate or the Spread thereon, as well as the Business Day convention, Interest Determination Dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as the Notes. If the calculation agent determines, following consultation with the Issuer, that there is no clear market consensus as to whether any rate has replaced LIBOR in customary market practice, (i) the calculation agent shall have the right to resign as calculation agent, and (ii) the Issuer will appoint, in its sole discretion, a new calculation agent to replace such calculation agent to determine the Alternative Rate and make any Adjustments thereon, and whose determinations will be binding on the Issuer, the trustee and the holders of the Notes. Additionally, if the Issuer determines that LIBOR has been discontinued, but for any reason an Alternative Rate has not been determined, LIBOR will be equal to the rate of interest in effect on the applicable Interest Determination Date, effectively turning the floating rate of interest into a fixed rate of interest.

Any of the aforementioned methods of determining the Alternative Rate or Adjustments may result in interest rates and/or payments that are lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on the Notes if the LIBOR continued to be available in its current form and may adversely affect the liquidity, value of and the return on the Notes.

Notice to Prospective Investors in the European Economic Area

Neither this term sheet nor the accompanying prospectus supplement and prospectus is a prospectus for the purposes of the Prospectus Regulation (as defined below). This term sheet and the accompanying prospectus supplement and prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this term sheet may only do so with respect to Qualified Investors. Neither the Issuer nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended or superseded (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to Prospective Investors in the United Kingdom

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”); or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

The communication of this term sheet, the accompanying prospectus supplement and prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this term sheet and the accompanying prospectus supplement and prospectus relate will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or the accompanying prospectus supplement and prospectus or any of their contents.

Prohibition of Sales to EEA Retail Investors

The Notes may not be offered, sold or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II;

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Regulation; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

Prohibition of Sales to United Kingdom Retail Investors

The Notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA;

(ii)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.